12 May 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 316,000 Reed Elsevier PLC ordinary shares at a price of 881.9628p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 118,554,104 ordinary shares in treasury, and has 1,149,715,815 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 19,107,270 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 183,000 Reed Elsevier NV ordinary shares at a price of €14.9915 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 71,958,361 ordinary shares in treasury, and has 663,455,702 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 11,063,168 shares.